02033067

P.E 5-9-02

0-27966

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

NDT VENTURES LTD.

(Translation of registrant's name into English)

Suite 860 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F____

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

- Press Release #02-03 dated May 8, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT VENTURES LTD.
(Registrant)

Date May 8, 2002

By [signature]
(Signature)
Frederic G. Hewett, President & Director

CPGH

NDT VENTURES LTD.

PRESS RELEASE

The Northair Group

May 8, 2002 **(TSXV:NDE; OTCBB:NDTVF) #02-03**

Suite 860 - 625 Howe Street, Vancouver, B.C. V6C 2T6, CANADA Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT Ventures Ltd. is pleased to provide an update on current exploration activities.

The Amarok Property, located 70 kilometers northwest of Rankin Inlet, Nunavut, was optioned by the Company in the fall of 2001. This new discovery, which has not been previously explored or drilled, has yielded gold values up to 9.80 grams/tonne in a banded iron formation at the AV Wolf showing. Due to extensive soil cover, the ultimate dimensions of the showing have yet to be determined, but sampling by the Company over a 75 x 600 meter area has produced positive results. Government geological mapping and an airborne magnetic survey have outlined a favourable terrain over 17 kilometers long. A second magnetic trend, located 3 kilometers along strike to the northeast, has been traced for an additional 8 kilometers. Consequently, the initial claim holdings have been expanded to over 70,000 hectares to cover this and other prospective areas.

A program of airborne and ground surveys to evaluate the property's potential will commence this spring. A minimum 3000 line kilometer airborne geophysical survey designed to better define the known mineralized iron formation and outline possible additional targets, is scheduled to begin by mid-June. This survey will be followed in early July by a detailed surface program consisting of geological mapping and sampling in order to define potential drill targets.

At South Voisey Bay, Labrador, a significant program is planned for 2002. The Company, along with Donner Minerals and others, holds an interest in SVB Nickel Ltd. SVB Nickel has an agreement whereby Falconbridge Limited can earn 50% in a large claim position by spending $23,000,000 in exploration. Based on a preliminary program and budget, the 2002 program is budgeted at $1,250,000 to include line cutting, geologic mapping, surface UTEM and borehole UTEM surveys. In addition, 3D modeling of magnetic and gravity data, and diamond drilling will be completed. Additional expenditures in 2002 will be contingent on results.

Diamond drilling in 12-20 shallow drill holes will target untested high quality conductors, located throughout the South Voisey Bay Project area. Initial drilling will focus on high conductance EM anomalies outlined by the 2001 UTEM survey, followed by drilling of high conductance targets interpreted from the reprocessed 1997/1998 DEEPEM data and resolved by the 2002 UTEM surveys. Weather permitting, it is expected that the camp will be operational by mid-June and that drilling will commence on drill ready targets by early July.

NDT Ventures also continues to hold geologically attractive land positions in Voisey's Bay, Labrador and Chubut, Argentina. It is continuing with its aggressive program of proactive property evaluations throughout the Americas in search of new acquisitions, with an emphasis on significant gold projects, and will keep shareholders informed as exploration continues.

On Behalf of the Board,
NDT VENTURES LTD.

Fred G. Hewett,
President

For further information please contact the Company at (604)687-7545 or (888)338-2200
**** INTERNET ADDRESS: www.northair.com/ndt/ ** Email: info@northair.com**